UGI UTILITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Three Months Ended December 31,

		Year Ended September 30,
	2012	2012	2011	2010	2009	2008
Earnings:
Earnings before income taxes	$62,487	$142,971	$168,693	$147,183	$125,554	$123,977
Interest expense	10,077	42,412	42,728	42,336	43,918	39,065
Amortization of debt discount and
expense	176	814	1,060	627	625	467
Estimated interest component of
rental expense	500	2,121	1,740	1,912	1,965	1,619
	$73,240	$188,318	$214,221	$192,058	$172,062	$165,128

Fixed Charges:
Interest expense	$10,077	$42,412	$42,728	$42,336	$43,918	$39,065
Amortization of debt discount and
expense	176	814	1,060	627	625	467
Allowance for funds used during
construction (capitalized interest)	80	10	90	74	160	139
Estimated interest component of
rental expense	500	2,121	1,740	1,912	1,965	1,619
	$10,833	$45,357	$45,618	$44,949	$46,668	$41,290

Ratio of earnings to fixed charges	6.76	4.15	4.70	4.27	3.69	4.00